UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  July 7, 2025

Business First Bancshares, Inc.

(Exact name of registrant as specified in its charter)

Louisiana	001-38447	20-5340628
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

500 Laurel Street, Suite 101 Baton Rouge, Louisiana	70801
(Address of principal executive offices)	(Zip Code)

(225) 248-7600

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $1.00 per share	BFST	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

On July 7, 2025, Business First Bancshares, Inc., a Louisiana corporation (“BFST”), and Progressive Bancorp, Inc., a Louisiana corporation (“Progressive”), entered into an Agreement and Plan of Reorganization (the “Reorganization Agreement”), providing for the acquisition by BFST of Progressive through the merger of Progressive with and into BFST, with BFST surviving the merger (the “Merger”).

Pursuant to the terms and subject to the conditions of the Reorganization Agreement, which has been unanimously approved by the Board of Directors of each of BFST and Progressive, each share of Progressive common stock issued and outstanding immediately prior to the effective time of the Merger (the “effective time”) will be converted into the right to receive, without interest, 6.6300 shares of BFST common stock, subject to adjustment pursuant to the terms of the Reorganization Agreement (the “Exchange Ratio”), plus cash in lieu of any fractional shares. The Exchange Ratio is subject to price protection adjustments based on the volume-weighted average of the closing price per share of BFST common stock on Nasdaq (the “Purchaser Market Value”) for a twenty (20) trading day period to be determined based on the anticipated closing date of the Merger (the “Determination Date”).

The Exchange Ratio will remain fixed at 6.6300 shares of BFST common stock if the Purchaser Market Value is equal to or greater than $20.81 and less than or equal to $28.73; provided, however, if the Purchaser Market Value is (i) at least $28.74 and less than or equal to $29.98, the Exchange Ratio will adjust such that the value of the per share merger consideration is equal to $190.48; (ii) at least $19.56 and less than or equal to $20.80, the Exchange Ratio shall adjust such that the value of the per share merger consideration is equal to $137.97; (iii) greater than $29.98, the Exchange Ratio shall be 6.3536; and (iv) less than $19.56, the Exchange Ratio shall be 7.0537.

In addition, at the effective time, each Progressive stock option issued, outstanding and unexercised immediately prior to the effective time shall be converted automatically into the right to receive cash consideration equal to the excess (if any) of (i) the product of (a) the Exchange Ratio, as adjusted, multiplied by (b) Purchaser Market Value, over (ii) the exercise price per share of the stock option calculated immediately prior to the effective time of the Merger. If the value of the per share merger consideration is less than or equal to the exercise price per share of the applicable Progressive stock option, then such option shall be cancelled with no payment due in respect thereof.

Based on the closing price of $26.19 for BFST common stock on July 3, 2025, the Merger consideration would have an aggregate value of approximately $82.6 million.

Immediately following the consummation of the Merger, Progressive Bank, a Louisiana state-chartered bank and wholly-owned subsidiary of Progressive (“Progressive Bank”), will merge with and into b1BANK, a Louisiana state-chartered bank and wholly-owned subsidiary of BFST (“b1BANK”), with b1BANK surviving the merger (the “Bank Merger”).

The Reorganization Agreement contains customary representations, warranties and covenants made by each of BFST and Progressive. Completion of the Merger is subject to certain conditions, including, among others, the (i) approval by Progressive’s shareholders of the Reorganization Agreement, (ii) listing on Nasdaq of the shares of BFST common stock to be issued in the Merger, (iii) receipt of all governmental and regulatory consents and approvals required to consummate the Merger, (iv) Securities and Exchange Commission (the “SEC”) having declared effective under the Securities Act of 1933, as amended (the “Securities Act”), BFST’s registration statement covering the issuance of shares of BFST common stock in the Merger, and (v) absence of any injunction, order or legal restraint prohibiting the consummation of the Merger. The obligation of each party to consummate the Merger is also conditioned upon the other party’s representations and warranties being true and correct to the extent provided in the Reorganization Agreement and the other party having performed in all material respects its obligations under the Reorganization Agreement.

The Reorganization Agreement contains certain termination rights for both BFST and Progressive, including, among others, if the Merger is not consummated on or before January 31, 2026 (subject to extension as described in the Reorganization Agreement) or if the requisite approval of Progressive’s shareholders is not obtained.

Progressive has the right to terminate the Reorganization Agreement during the five (5) day period commencing on the Determination Date, if the Purchaser Market Value is less than $19.56. Upon receipt of notice of such termination (the “Progressive Notice of Termination”), however, BFST has the option, but not the obligation, to increase the merger consideration to be received by the Progressive shareholders in order to prevent a termination of the Reorganization Agreement by Progressive. BFST may, at its option and in its sole discretion, increase the value of the per share merger consideration to $137.97 by either (1) increasing the Exchange Ratio, or (2) increasing the value of the per share merger consideration by an amount in cash, such increase to be calculated in accordance with the terms of the Reorganization Agreement.

In addition, BFST has the right to terminate the Reorganization Agreement during the five (5) day period commencing on the Determination Date, if the Purchaser Market Value is greater than $29.98. Upon receipt of notice of such termination (the “BFST Notice of Termination”), however, Progressive has the option, but not the obligation, to decrease the value of the per share merger consideration to be received by the Progressive shareholders to $190.48 in order to prevent a termination of the Reorganization Agreement by BFST.

The Reorganization Agreement further provides that a termination fee of $3,050,930 will be payable by Progressive in connection with the termination of the Reorganization Agreement under certain circumstances.

Under the Reorganization Agreement, Mr. George W. Cummings, III will be appointed to the boards of directors of BFST and b1BANK effective at or immediately following the effective time of the Merger. The officers of BFST at the effective time of the Merger will be the officers of the surviving corporation.

The Merger is expected to close during the first quarter of 2026, subject to the satisfaction of customary closing conditions, including those listed above.

Aside from the transactions contemplated by the Reorganization Agreement, there is no material relationship between BFST and Progressive.

The foregoing summary of the Reorganization Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Reorganization Agreement, which is filed as Exhibit 2.1 to this Form 8-K and is incorporated herein by reference.

In connection with entering into the Reorganization Agreement, BFST entered into a voting agreement (the “Progressive Voting Agreement”) with the directors and executive officers of Progressive, pursuant to which such persons have agreed, subject to the terms set forth therein, to vote their shares of Progressive common stock in favor of the Reorganization Agreement and the transactions contemplated thereby, including the Merger, and to not sell or otherwise dispose of any of their shares of Progressive common stock until after the meeting of Progressive’s shareholders to vote on the Reorganization Agreement. The parties to the Progressive Voting Agreement beneficially own in the aggregate approximately 30.7% of the outstanding shares of Progressive common stock.

The foregoing description of the Progressive Voting Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the form of Progressive Voting Agreement, which is filed as Exhibit 10.1 to this Form 8-K and is incorporated herein by reference.

In addition, in connection with entering into the Reorganization Agreement, each non-employee director of Progressive or Progressive Bank entered into a director support agreement (the “Director Support Agreements”), pursuant to which each director agrees to refrain from harming the goodwill of BFST, Progressive or any of their respective subsidiaries and their respective customer, client and vendor relationships for a period of two (2) years following the completion of the Merger, as well as certain additional restrictive covenants.

The foregoing description of the Director Support Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the form of Director Support Agreement, which is filed as Exhibit 10.2 to this Form 8-K and is incorporated herein by reference.

The Reorganization Agreement and the above description of the Reorganization Agreement and related transactions have been included to provide investors and security holders with information regarding the terms of the Reorganization Agreement. They are not intended to provide any other factual information about BFST, Progressive or their respective subsidiaries, affiliates or businesses. The representations, warranties and covenants contained in the Reorganization Agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Reorganization Agreement and may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made by each party to the other for the purposes of allocating contractual risk between them that differs from those applicable to investors. Investors should not rely on the representations, warranties or covenants or any description thereof as characterizations of the actual state of facts or condition of BFST, Progressive or any of their respective subsidiaries, affiliates or businesses. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Reorganization Agreement, which subsequent information may or may not be fully reflected in public disclosures by BFST or Progressive. Accordingly, investors should read the representations and warranties in the Reorganization Agreement not in isolation but only in conjunction with the other information about BFST or Progressive and their respective subsidiaries and affiliates that the respective companies include in reports, statements and other filings they make with the SEC.

Item 7.01	Regulation FD Disclosure.

In addition, on July 7, 2025, BFST issued a press release announcing the execution of the Reorganization Agreement. A copy of the press release is attached to this Form 8-K as Exhibit 99.1. BFST is providing supplemental information regarding the Merger in the investor presentation attached as Exhibit 99.2 to this Form 8-K.

In accordance with General Instruction B.2 of Form 8-K, the information in this Item 7.01, including Exhibits 99.1 and 99.2, is being furnished pursuant to Item 7.01 of Form 8-K and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act, unless specifically identified therein as being incorporated therein by reference.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits.

Exhibit No.	Description
2.1

Agreement and Plan of Reorganization by and between Business First Bancshares, Inc. and Progressive Bancorp, Inc., dated as of July 7, 2025 (Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the SEC upon request; provided, however, that the parties may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any document so furnished.)

10.1	Form of Voting Agreement
10.2	Form of Director Support Agreement
99.1*	Press release issued by Business First Bancshares, Inc., dated July 7, 2025, announcing the execution of the Reorganization Agreement, dated July 7, 2025
99.2*	Investor Presentation, dated July 7, 2025, for supplemental information relating to the Merger
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Furnished, not filed.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act. These forward-looking statements reflect the current views of BFST with respect to future events and BFST’s financial performance. Any statements about BFST’s expectations, beliefs, plans, predictions, forecasts, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “believes,” “can,” “could,” “may,” “predicts,” “potential,” “should,” “will,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “intends” and similar words or phrases. BFST cautions that the forward-looking statements in this document are largely based on BFST’s current expectations, estimates, projections, goals and forecasts and management assumptions about the future performance of each of BFST, Progressive and the combined company, as well as the businesses and markets in which they do and are expected to operate. These forward-looking statements are not guarantees of future performance and involve a number of known and unknown risks, uncertainties and assumptions that are difficult to assess and are subject to change based on factors which are, in many instances, beyond BFST’s control. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the expected impact of the proposed transaction between BFST and Progressive on the combined entities’ operations, financial condition, and financial results; (2) the businesses of BFST and Progressive may not be combined successfully, or such combination may take longer to accomplish than expected; (3) the cost savings from the proposed transaction may not be fully realized or may take longer to realize than expected; (4) operating costs, customer loss and business disruption following the proposed transaction, including adverse effects on relationships with employees, may be greater than expected; (5) regulatory approvals of the proposed transaction may not be obtained, or adverse conditions may be imposed in connection with regulatory approvals of the proposed transaction; (6) the Progressive shareholders may not approve the proposed transaction; (7) the impact on BFST and Progressive, and their respective customers, of a decline in general economic conditions that would adversely affect credit quality and loan originations, and any regulatory responses thereto; (8) potential recession in the United States and BFST’s and Progressive’s market areas; (9) the impacts related to or resulting from bank failures and any continuation of the uncertainty in the banking industry, including the associated impact to BFST, Progressive and other financial institutions of any regulatory changes or other mitigation efforts taken by government agencies in response thereto; (10) the impact of changes in market interest rates, whether due to continued elevated interest rates resulting in further compression of net interest margin or potential reductions in interest rates resulting in declines in net interest income; (11) the persistence of the current inflationary pressures, or the resurgence of elevated levels of inflation, in the United States and the BFST and Progressive market areas; (12) the uncertain impacts of ongoing quantitative tightening and current and future monetary policies of the Board of Governors of the Federal Reserve System; (13) uncertainty regarding United States fiscal debt and budget matters; (14) political and policy uncertainties, changes in U.S. and international trade policies, such as tariffs or other factors, and the potential impact of such factors on BFST and its customers; (15) cyber incidents or other failures, disruptions or breaches of our operational or security systems or infrastructure, or those of our third-party vendors or other service providers, including as a result of cyber-attacks; (16) competition from other financial services companies in BFST’s and Progressive’s markets; or (17) current or future litigation, regulatory examinations or other legal and/or regulatory actions. Additional information regarding these risks and uncertainties to which BFST’s business and future financial performance are subject is contained in BFST’s most recent Annual Report on Form 10-K on file with the SEC, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of such documents, and other documents BFST files or furnishes with the SEC from time to time, which are available on the SEC’s website, www.sec.gov. Actual results, performance or achievements could differ materially from those contemplated, expressed, or implied by the forward-looking statements due to additional risks and uncertainties of which BFST is not currently aware or which it does not currently view as, but in the future may become, material to its business or operating results. Due to these and other possible uncertainties and risks, BFST can give no assurance that the results contemplated in the forward-looking statements will be realized and readers are cautioned not to place undue reliance on the forward-looking statements contained in this document. Any forward-looking statements presented herein are made only as of the date of this document, and BFST does not undertake any obligation to update or revise any forward-looking statements to reflect changes in assumptions, new information, the occurrence of unanticipated events, or otherwise, except as required by applicable law. All forward-looking statements, express or implied, included in the document are qualified in their entirety by this cautionary statement.

Additional Information and Where to Find It

This communication is being made with respect to the proposed transaction involving BFST and Progressive. This material is not a solicitation of any vote or approval of the Progressive shareholders and is not a substitute for the proxy statement/prospectus or any other documents that BFST and Progressive may send to their respective shareholders in connection with the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the proposed transaction between BFST and Progressive, BFST will file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”), which will include a proxy statement of Progressive and a prospectus of BFST, as well as other relevant documents concerning the proposed transaction. Before making any voting or investment decisions, investors and shareholders are urged to read carefully the Registration Statement and the proxy statement/prospectus regarding the proposed transaction, as well as any other relevant documents filed with the SEC and any amendments or supplements to those documents, because they will contain important information. Progressive will mail the proxy statement/prospectus to its shareholders. Shareholders are also urged to carefully review and consider BFST’s public filings with the SEC, including, but not limited to, its proxy statements, its Annual Reports on Form 10-K, its Quarterly Reports on Form 10-Q, and its Current Reports on Form 8-K. Copies of the Registration Statement and proxy statement/prospectus and other filings incorporated by reference therein, as well as other filings containing information about BFST, may be obtained, free of charge, as they become available at the SEC’s website at www.sec.gov. You will also be able to obtain these documents, when they are filed, free of charge, from BFST at www.b1BANK.com. Copies of the proxy statement/prospectus can also be obtained, when it becomes available, free of charge, by directing a request to Business First Bancshares, Inc., 500 Laurel Street, Suite 101, Baton Rouge, LA 70801, Attention: Corporate Secretary, Telephone: 225-248-7600.

Participants in the Solicitation

BFST, Progressive and certain of their respective directors, executive officers and employees may, under the SEC’s rules, be deemed to be participants in the solicitation of proxies of Progressive’s shareholders in connection with the proposed transaction. Information about BFST’s directors and executive officers is available in its definitive proxy statement relating to its 2025 annual meeting of shareholders, which was filed with the SEC on April 9, 2025, and other documents filed by BFST with the SEC. Other information regarding the persons who may, under the SEC’s rules, be deemed to be participants in the solicitation of proxies of Progressive’s shareholders in connection with the proposed transaction, and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus regarding the proposed transaction and other relevant materials to be filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 7, 2025	BUSINESS FIRST BANCSHARES, INC.

	By:	/s/ David R. Melville, III
	Name:	David R. Melville, III
	Title:	President and Chief Executive Officer